Addex Therapeutics Ltd

Chemin des Mines 9,

CH-1202 Geneva, Switzerland

May 12, 2023	Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Attn: Alan Campbell

RE:	Addex Therapeutics Ltd

Withdrawal of Acceleration Request

Registration Statement on Form F-1

File No. 333-271611

Dear Mr. Campbell:

Reference is made to our letter, filed as correspondence via EDGAR on May 11, 2023, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Friday, May 12, 2023, at 4:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

Addex Therapeutics Ltd.

/s/ Tim Dyer
Tim Dyer
Chief Executive Officer

cc:	Josh Kaufman, Cooley LLP

Marc Recht, Cooley LLP

David C. Boles, Cooley (UK) LLP

Frank Gerhard, Homburger AG